NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 24, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 12, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger of Modiv Industrial, Inc. and Global Net Lease, Inc. became effective on August 12, 2026. Each share of Class C Common Stock of Modiv Industrial, Inc. was converted into 1.975 shares of Common Stock of Global Net Lease, Inc., without interest, less any applicable fee, and tax. Each share of 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock of Modiv Industrial, Inc. was converted into USD 25.00 in cash, plus any accrued and unpaid dividends. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on August 12, 2026.